SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934

                               Toy Biz, Inc.
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 892261108
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 27, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )




                               SCHEDULE 13D

   CUSIP No.  892261108

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Andrews Group Incorporated
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      13,656,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        7,394,000
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        13,656,000
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         7,394,000
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,050,000

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        75.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________




                               SCHEDULE 13D

   CUSIP No. 892261108

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mafco Holdings Inc.

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      13,656,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        7,394,000
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        13,656,000
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                        7,394,000
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,050,000

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                                   ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        75.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________




          This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco" and together with Andrews Group, the "Reporting Persons"), as amended by Amendment No. 1, dated November 22, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, and as amended by Amendment No. 2, dated December 17, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco. Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Andrews Group has entered into an agreement (the "Merger Agreement") with Toy Biz, dated as of December 27, 1996, under which a subsidiary of Andrews Group (the "Purchaser") will acquire all shares of Class A Common Stock held by the Toy Biz public stockholders at a price of $22.50 per share. The purchase price for the shares of Class A Common Stock will be paid from cash available at the time of the closing, and if and to the extent necessary, from borrowings.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          (a-b) Pursuant to the Merger Agreement, the Purchaser will acquire all shares of Class A Common Stock held by the Toy Biz public stockholders at a price of $22.50 per share. Andrews Group's obligation to consummate the Merger is subject to a number of significant conditions, principally that the plan of reorganization (the "Plan") of Marvel Entertainment Group, Inc. ("Marvel") filed on December 27, 1996 with the United States Bankruptcy Court for the District of Delaware, with such changes as Andrews Group shall approve, is confirmed. As part of the Plan, Andrews Group would acquire from Marvel for $365 million in cash or Class A Common Stock, or a combination thereof, newly issued shares of common stock, par value $.01 per share, of Marvel (the "Marvel Common Stock") (or its equivalent), representing 80.8% of the outstanding shares of Marvel Common Stock (or its equivalent) after giving effect to the acquisition.
If the Plan is confirmed, it is contemplated that Andrews Group would assign its rights and obligations under the Merger Agreement to Marvel and that Toy Biz would become a wholly owned subsidiary of Marvel.

          (c)  Not applicable.

          (d) The Merger Agreement provides that the Board of Directors of the surviving corporation will be the Board of Directors of the Purchaser.

          (e)  Not applicable.

          (f)  Not applicable.

          (g) The Merger Agreement provides that the Certificate of Incorporation and By-Laws of Toy Biz will be amended and restated following the Merger.

          (h) The Class A Common Stock is expected to be delisted from The New York Stock Exchange upon the acquisition of Class A Common Stock pursuant to the Merger Agreement.

          (i) The Class A Common Stock will be eligible for termination of registration pursuant to Rule 12(g)(4) of the Securities Exchange Act of 1934, as amended, upon the acquisition of Class A common Stock pursuant to the Merger Agreement.

          (j)  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As of December 27, 1996, Toy Biz had 20,348,794 outstanding shares of Class A Common Stock and 7,394,000 outstanding shares of Class B common stock, par value $.01 per share, (the "Class B Common Stock") of Toy Biz. The shares of Class B Common Stock are convertible at the option of their holder, Marvel, into an equal number of shares of Class A Common Stock. Andrews Group has entered into an agreement, dated as of November 20, 1996, with each of Isaac Perlmutter and Avi Arad pursuant to which Andrews Group will acquire 13,656,000 shares of Class A Common Stock. As a result of the Merger Agreement described in Item 4, following the Merger the Reporting Persons will beneficially own 100.00% of the Class A Common Stock which would be outstanding upon the conversion of the Class B Common Stock.

          Except as set forth above, the Reporting Persons do not beneficially own any Class A Common Stock.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A Press release by Andrews Group Incorporated and Toy Biz Toy Biz,
          Inc., dated December 27, 1996.

Exhibit B Agreement and Plan of Merger, dated as of December 27, 1996, by and among Andrews Group Incorporated, Andrews Acquisition Corp., and Toy Biz, Inc.,

Exhibit C Stock Purchase Agreement, dated as of December 27, 1996, by and between Andrews Group Incorporated and Marvel Entertainment Group, Inc.




SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1996

                                   ANDREWS GROUP INCORPORATED
                                   MAFCO HOLDINGS INC.

                                   By:   /s/ Barry F. Schwartz

                                        Name: Barry F. Schwartz
                                        Title: Executive Vice President and
                                        General Counsel




                               Exhibit Index

Exhibit A Press release by Andrews Group Incorporated and Toy Biz, Inc., dated December 27, 1996

Exhibit B Agreement and Plan of Merger, dated as of December 27, 1996, by and among Andrews Group Incorporated, Andrews Acquisition Corp. and Toy Biz, Inc.

Exhibit C Stock Purchase Agreement, dated as of December 27, 1996, by and between Andrews Group Incorporated and Marvel Entertainment Group, Inc.